Exhibit 99.5

NOTICE UNDER SECTION 4.8 OF NATIONAL INSTRUMENT 51-102

NOTICE OF CHANGE OF YEAR END

November 10th, 2011

Rio Alto Mining Limited (“Rio Alto”) hereby provides notice that it has decided to change the end date of its financial year from May 31 to December 31.

Reasons for the Change

The change in the financial year end from May 31 to December 31 is being made by Rio Alto to allow it to provide its continuous disclosure information on a comparable basis with its peer group and to align its year end with the year end of La Arena S.A., a wholly-owned subsidiary that carries on the principal business of Rio Alto. La Arena S.A. is expects to achieve commercial production in the fourth quarter of 2011, and now is a logical time to proceed with the change.

Old Financial Year End

The date of Rio Alto’s old financial year-end is May 31.

New Financial Year End

The date of Rio Alto’s new financial year-end is December 31.

Transition Year Filings

Interim Financial Report for Transition Financial Year

  Interim Financial Report for the three-month period ended August 31, 2011 as compared to three-month period ended August 31, 2010. The filing deadline for these materials is November 14, 2011. These materials were filed on SEDAR on November 10, 2011.

Annual Financial Statements for Transition Financial Year

  Annual Financial Statements for the seven-month period ending December 31, 2011 as compared to the Annual Financial Statements for the year ended May 31, 2011. The filing dead line for these materials is March 30, 2012.

New Financial Year Filings

Interim Financial Reports for New Financial Year

  Interim Financial Report for the three-month period ended March 31, 2012 as compared to three-month period ended February 28, 2011.

  Interim Financial Report for the three and six-month periods ended June 30, 2012 as compared to three and six-month periods ended May 31, 2011.

  Interim Financial Report for the three and nine-month periods ended September 30, 2012 as compared to three and nine-month periods ended August 31, 2011.

Annual Financial Statements for New Financial Year

  Annual Financial Statements for the year ending December 31, 2012 as compared to the Annual Financial Statements for the seven-month period ending December 31, 2011 and the Annual Financial Statements for the year ended May 31, 2011.